UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
     We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 27, 2011

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2010 and 2009

	2010	2009
Investments at fair value (Notes 2, 4, and 7)
Shares of registered investment companies	$206,330,334	$177,568,193
Common collective trusts	22,094,976	20,074,381
Stock funds and self-directed accounts	23,263,414	15,724,184
Stable Value Fund	112,092,798	109,219,294
RAFI Enhanced Large Company Fund	23,152,545	20,946,580

	386,934,067	343,532,632

Receivables
Employee contributions	—	746,094
Employer discretionary contribution	13,335,799	—
Accrued interest	21,714	20,496
Promissory notes from participants (Note 5)	11,111,960	9,154,053

Net assets available for benefits at fair value	411,403,540	353,453,275

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive contracts (Note 7)	(5,836,194)	(4,410,440)

Net assets available for benefits	$405,567,346	$349,042,835

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2010 and 2009

	2010	2009
Additions
Employee contributions	$21,050,278	$20,913,407
Employee rollovers	823,825	1,169,935
Employer contributions (including discretionary contributions)	19,843,174	4,022,410
Net appreciation from shares of registered investment companies	24,621,547	45,493,206
Net appreciation from common collective trusts	2,311,901	4,284,853
Net appreciation from stock funds and self-directed accounts	8,188,226	4,899,661
Net appreciation from the Stable Value Fund	4,850,771	5,105,486
Net appreciation from the RAFI Enhanced Large Company Fund	3,405,912	5,372,105
Interest and dividend income	4,550,634	4,237,192

Total additions	89,646,268	95,498,255

Deductions
Distributions to withdrawing participants	32,381,538	33,903,237
Administrative expenses	740,219	721,036

Total deductions	33,121,757	34,624,273

Net increase	56,524,511	60,873,982

Net assets available for benefits
Beginning of year	349,042,835	288,168,853

End of year	$405,567,346	$349,042,835

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor’s payroll system.

Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $16,500. The $16,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant’s eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors’ discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained.

Effective August 1, 2009, the Company suspended employer matching and discretionary contributions; accordingly, no discretionary contributions were made for the Plan’s fiscal year ended December 29, 2009. Effective January 1, 2010, the Company reinstated employer matching and discretionary contributions that had been suspended since August 1, 2009. Discretionary contributions of $13,335,799 were made for the Plan’s fiscal year ended December 29, 2010.

The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.

Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant’s total catch-up contribution cannot exceed $5,500. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.

Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan’s provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in both 2010 and 2009 were approximately $1,389,000 and $1,099,000, respectively. As of December 29, 2010, a balance of approximately $54,000 was available to reduce employer contributions in 2011.

Participant Accounts

An account is maintained for each participant, which is credited with the participant’s and the employer’s matching contributions and an allocation of employer’s discretionary contributions, plan earnings and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to promissory notes receivable from participants as of December 29, 2010 and December 29, 2009. Interest income related to promissory notes is included in interest and dividend income.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The adoption did not impact the Plan’s net assets available for benefits or its changes in net assets available for benefits. Refer to Note 4, Investments, for required disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standard groups with future effective dates are either not applicable or not expected to be significant to the Plan.

Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The three levels of inputs that may be used to measure fair value are as follows:
•	Level 1 – Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 – Inputs include:
1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
•	Level 3 – Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2010 and 2009.
•	Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•	Common collective trusts are valued at fair value by determining the price of the underlying investments. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust’s pricing service.

•	The Stable Value Fund (Note 7) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•	The RAFI Enhanced Large Company Fund is valued based on the underlying securities which include common stocks.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by current accounting pronouncements, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants’ account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.

Other

All administrative expenses were paid by the Plan during 2010 and 2009.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
4.	Investments

The following tables sets forth the fair value of the Plan’s assets by level, as described in Note 2, as of December 29, 2010 and 2009:

	December 29, 2010
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Small growth	$2,324,761	$—	$—	$2,324,761
Small value	1,788,814	—	—	1,788,814
Large growth	35,447,600	—	—	35,447,600
Large value	13,466,588	—	—	13,466,588
Moderate allocation	43,962,362	—	—	43,962,362
Mid-cap value	21,629,071	—	—	21,629,071
Mid-cap growth	42,693,921	—	—	42,693,921
Foreign large blend	24,894,918	—	—	24,894,918
Intermediate-term bond	20,122,299	—	—	20,122,299

Total shares of registered investment companies	206,330,334	—	—	206,330,334

Common collective trusts:
Conservative allocation	—	4,254,078	—	4,254,078
Moderate allocation	—	9,513,259	—	9,513,259
Large blend	—	8,327,639	—	8,327,639

Total common collective trusts	—	22,094,976	—	22,094,976

Stock funds and self-directed accounts:
WESCO International Pooled Stock Fund	16,466,959	—	—	16,466,959

Self-directed accounts:
Cash and cash equivalents	898	—	—	898

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009

	December 29, 2010 (continued)
	Level 1	Level 2	Level 3	Total
Self-directed accounts (continued):
Preferred stock	7	—	—	7
Common stock:
Transportation	191,351	—	—	191,351
Food, Beverages & Tobacco	127,927	—	—	127,927
Building Materials	59,007	—	—	59,007
Chemicals	23,031	—	—	23,031
Communications & Media	136,320	—	—	136,320
Electronics & Equipment	797,617	—	—	797,617
Energy	134,341	—	—	134,341
Financial	480,782	—	—	480,782
Health Care Services	219,290	—	—	219,290
Industrial	80,421	—	—	80,421
Leisure & Entertainment	197,648	—	—	197,648
Metals	163,041	—	—	163,041
Miscellaneous	264,363	—	—	264,363
Multi-Industry	149,379	—	—	149,379
Retail	42,607	—	—	42,607
Utilities	233,921	—	—	233,921
Mutual funds:
Short term	958,205	—	—	958,205
Fixed	307,421	—	—	307,421
Balanced	314,066	—	—	314,066
Equity	1,509,772	—	—	1,509,772
International	405,040	—	—	405,040

Total stock funds and self-directed accounts	23,263,414	—	—	23,263,414

Stable Value Fund	—	112,092,798	—	112,092,798

RAFI Enhanced Large Company Fund:
Cash and cash equivalents	—	291,309	—	291,309
Common stock:
Consumer discretionary	—	2,978,260	—	2,978,260
Consumer staples	—	2,138,452	—	2,138,452
Energy	—	2,833,331	—	2,833,331
Financials	—	4,617,255	—	4,617,255

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009

	December 29, 2010 (continued)
	Level 1	Level 2	Level 3	Total
RAFI Enhanced Large Company Fund (continued):
Common stock (continued):
Health care	—	1,933,118	—	1,933,118
Industrials	—	2,879,403	—	2,879,403
Information technology	—	2,429,792	—	2,429,792
Materials	—	839,713	—	839,713
Telecommunication services	—	854,860	—	854,860
Utilities	—	1,357,052	—	1,357,052

Total RAFI Enhanced Large Company Fund	—	23,152,545	—	23,152,545

	$229,593,748	$157,340,319	$—	$386,934,067

	December 29, 2009
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large growth	$32,383,031	$—	$—	$32,383,031
Large value	12,710,956	—	—	12,710,956
Moderate allocation	38,040,908	—	—	38,040,908
Mid-cap value	18,139,384	—	—	18,139,384
Mid-cap growth	36,535,462	—	—	36,535,462
Foreign large blend	22,944,653	—	—	22,944,653
Intermediate-term Bond	16,813,799	—	—	16,813,799

Total shares of registered investment companies	177,568,193	—	—	177,568,193

Common collective trusts:
Conservative allocation	—	3,981,272	—	3,981,272
Moderate allocation	—	8,719,955	—	8,719,955
Large blend	—	7,373,154	—	7,373,154

Total common collective trusts	—	20,074,381	—	20,074,381

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009

	December 29, 2009 (continued)
	Level 1	Level 2	Level 3	Total
Stock funds and self-directed accounts:
WESCO International Pooled Stock Fund	8,475,131	—	—	8,475,131

Self-directed accounts:
Preferred stock	52	—	—	52
Common stock:
Transportation	107,212	—	—	107,212
Food, Beverages & Tobacco	92,756	—	—	92,756
Building Materials	54,666	—	—	54,666
Chemicals	26,509	—	—	26,509
Communications & Media	115,411	—	—	115,411
Electronics & Equipment	423,945	—	—	423,945
Energy	232,054	—	—	232,054
Financial	188,250	—	—	188,250
Health Care Services	116,538	—	—	116,538
Industrial	273,966	—	—	273,966
Leisure & Entertainment	194,241	—	—	194,241
Metals	73,107	—	—	73,107
Miscellaneous	173,694	—	—	173,694
Multi-Industry	220,872	—	—	220,872
Retail	36,676	—	—	36,676
Utilities	232,965	—	—	232,965
Rights and warrants	136	—	—	136
Mutual funds:
Short term	1,069,271	—	—	1,069,271
Fixed	926,120	—	—	926,120
Balanced	314,367	—	—	314,367
Equity	2,079,554	—	—	2,079,554
International	296,691	—	—	296,691

Total stock funds and self-directed accounts	15,724,184	—	—	15,724,184

Stable Value Fund	—	109,219,294	—	109,219,294

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009

	December 29, 2009 (continued)
	Level 1	Level 2	Level 3	Total
RAFI Enhanced Large Company Fund:
Cash and cash equivalents	—	380,241	—	380,241
Common stock:
Consumer discretionary	—	2,626,885	—	2,626,885
Consumer staples	—	1,880,205	—	1,880,205
Energy	—	2,222,556	—	2,222,556
Financials	—	4,726,850	—	4,726,850
Health care	—	1,898,507	—	1,898,507
Industrials	—	2,270,682	—	2,270,682
Information technology	—	2,294,983	—	2,294,983
Materials	—	935,099	—	935,099
Telecommunication services	—	646,767	—	646,767
Utilities	—	1,063,805	—	1,063,805

Total RAFI Enhanced Large Company Fund	—	20,946,580	—	20,946,580

	$193,292,377	$150,240,255	$—	$343,532,632

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2010 and 2009 were as follows:

	2010	2009
AMCAP Fund (Class R-5)	$35,447,600	$—
AMCAP Fund (Class R-4)	—	32,383,031
American Balanced Fund (Class A)	43,962,362	38,040,908
Columbia Acorn Fund (Class A)	42,693,921	26,925,313
Columbia Mid Cap Value Fund (Class A)*	21,629,071	—
RiverSource Midcap Value Fund *	—	18,139,384
Stable Value Fund	112,092,798	109,219,294
Thornburg International Value Fund	24,894,918	22,944,653

*	The Columbia Mid Cap Value Fund was a new investment option in 2010 which replaced the RiverSource Midcap Value Fund.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
5.	Promissory Notes From Participants

Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each promissory note is to be repaid over a period not to exceed five years.

The interest rate applied to promissory notes is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on notes outstanding ranged between 4.25% and 10.5% for the fiscal years ended December 29, 2010 and 2009. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Promissory notes of approximately $6,542,000 and $5,965,000 were made from the Plan and note principal repayments of approximately $4,552,000 and $4,028,000 were received by the Plan for the fiscal years ended December 29, 2010 and 2009, respectively. Interest on the promissory notes of approximately $522,000 and $501,000 was earned by the Plan for the fiscal years ended December 29, 2010 and 2009, respectively.

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

7.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants’ accounts.

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant’s accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2010 and 2009
difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.

As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund as of December 29, 2010 and 2009 are as follows:

Average yield for synthetic GICs	2010	2009

Based on actual earnings	2.76%	3.44%
Based on interest rate credited to participants	4.43%	4.67%
8.	Related Party Transactions

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2010 were $2,605,000 and $2,210,000, respectively, and purchases and sales proceeds for 2009 were $2,754,000 and $3,086,000, respectively.

9.	Subsequent Event

As a result of the acquisition of the business of TVC Communications, LLC on December 16, 2010, approximately 250 participants were added to the Plan. These participants transferred assets of approximately $12,550,000 to the Plan in 2011.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMCAP Fund	AMCAP Fund (Class R-5)	$35,447,600
	American Funds	American Balanced Fund (Class A)	43,962,362
	Baron Funds	Baron Small Cap Fund	2,324,761
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	42,693,921
	Columbia Mutual Funds	Columbia Mid Cap Value Fund (Class A)	21,629,071
	Diamond Hill Family of Funds	Diamond Hill Small Cap Fund	1,788,814
	Loomis Sayles	Loomis Sayles Invest Grade Bond	20,122,299
	MFS Family of Funds	MFS Value Fund (Class A)	13,466,588
	Thornburg International	Thornburg International Value Fund	24,894,918

	Registered Investment Companies Total		206,330,334

	Manning & Napier Promix Funds	Manning & Napier Promix Conservative Trust	4,254,078
	Manning & Napier Promix Funds	Manning & Napier Promix Extended Trust	5,616,874
	Manning & Napier Promix Funds	Manning &Napier Promix Maximum Trust	8,327,639
	Manning & Napier Promix Funds	Manning & Napier Promix Moderate Trust	3,896,385

	Common Collective Trusts Total		22,094,976

*	WESCO International, Inc.	WESCO International Pooled Stock Fund	16,466,959
	3M Company	Common Stock	15,270
	Ameriprise Cash	Cash and cash equivalents	899
	Abbott Labs	Common Stock	4,742
	ADR Cemex	Common Stock	11,632
	Adolph Coors	Common Stock	5,034
	Advanced Energy Industries	Common Stock	3,128
	AEP Industries Inc.	Common Stock	5,192
	AGL Resources	Common Stock	36,190
	Agnico Eagle Mines LTD	Common Stock	17,666
	Aimco	Common Stock	9,065
	Alcatel-Lucent Ads	Common Stock	3,079
	Alcoa Inc.	Common Stock	15,657
	Allergan Inc.	Common Stock	13,862
	Allete Inc.	Common Stock	16,902
	Allos Therapeutics Inc.	Common Stock	2,325
	Ambac Financial Group	Common Stock	360
	American Beacon Funds	Large Cap Value Fund	7,164
	American Capital Agency Corp	Common Stock	9,450
	American Century Funds	High Yield Fund	30,125
	Amtech Systems Inc	Common Stock	23,643
	Annaly Capital Management Inc.	Common Stock	167,873
	Anworth Mortgage Asset Corp	Common Stock	81,932
	AOL Inc.	Common Stock	1,518
	Apple Inc.	Common Stock	198,102

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Applied Materials	Common Stock	1,370
	Arcadia Resources, Inc.	Common Stock	153
	Artisan Funds	International Investor Shrs	5,758
	AT&T Inc	Common Stock	28,724
	Atlas Pipeline Partners LP	Common Stock	6
	Authentec Inc.	Common Stock	7,285
	Azteca Gold Corp	Common Stock	1,215
	B & G Foods Inc.	Common Stock	51,892
	Baidu.com Inc.	Common Stock	205,653
	Bank America Corp	Common Stock	1,331
	Barclays Bank Plc	Common Stock	2,688
	Barclays Bank Plc	iPath Index Lkd Secs Lkd to Dow	4,858
	Berkshire Hathaway Inc.	Common Stock	11,983
	Bhp Billiton Ltp-Spon Adr	Common Stock	16,240
	Biotime Inc.	Common Stock	240
	Boeing Co.	Common Stock	26,020
	BP Plc	Common Stock	8,091
	Buffalo	Small Cap Fund	13,952
	By Prudhoe Bay Royalty Trust	Common Stock	5,103
	Camelot Information Systems Inc.	Common Stock	67,146
	CanWest Petroleum Inc.	Common Stock	1,287
	Cardium Therapeutics Inc.	Common Stock	3,681
	Caterpillar Inc.	Common Stock	28,389
	CBS Corp. Class B	Common Stock	73,860
	Cef Select Sector SPDR	Common Stock	43,146
	Celgene Corp.	Common Stock	17,919
	Cell Therapeutics	Common Stock	1,122
	Cheniere Energy Inc	Common Stock	1,136
	Chevron Corp.	Common Stock	9,137
	Cinemark Holdings Inc.	Common Stock	3,446
	Circuit City Stores	Common Stock	3
	Citigroup Inc.	Common Stock	84,667
	Citizens Communications Corporation	Common Stock	232
	China Telecom Group Inc.	Common Stock	459
	Clinical Data Inc.	Common Stock	4,286
	Columbia	Mid Cap Growth Opportunity Fund	33,973
	Columbia	Global Bond Fund — Class R4	119,836
	Columbia	Seligman Global Technology Fund	43,491
	Compass Minerals International	Common Stock	17,932
	Core-Mark Holding Co Inc.	Common Stock	7,320
	Coronado Res LTD	Common Stock	3,754
	Corporate Exec Board	Common Stock	3,859
	Costco Whsl Corp.	Common Stock	7,779

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CrossTex Energy Inc	Common Stock	2,724
	CSR PLC Cambridge	Common Stock	798
	CTS Corp.	Common Stock	1,111
	Cubist Pharmaceuticals	Common Stock	4,328
	CVS Caremark Corporation	Common Stock	6,980
	Deere & Co	Common Stock	8,486
	Del Global Technologies Corp.	Common Stock	80
	Deliste Incorporated	Common Stock	1
	Dex One Corp	Common Stock	813
	Direxion	ETF Trust Daily Financial Bear 3X	32,970
	Discovery Laboratories Inc.	Common Stock	1,080
	Dodge & Cox Funds	Balanced Fund	132,081
	Dodge & Cox Funds	Income Fund	80,847
	Dodge & Cox Funds	Stock Fund	40,304
	Dorchester Minerals LP	Common Stock	2,733
	Dow Chemical	Common Stock	14,364
	Duluth Metals LTD	Common Stock	8,880
	Dynamic Materials Corp.	Common Stock	2,057
	EI Dupont De Nemours	Common Stock	5,002
	El Dorado Gold Corp	Common Stock	5,553
	E Trade Financial Corp.	Common Stock	7,985
	Eaton Corp.	Common Stock	76,050
	Enerplus Resources	Trust Unit Series G Fund	9,841
	EON AG.SP ADR	Common Stock	6,045
	Excellon Resources Inc.	Common Stock	1,096
	Excelsior Funds	Value & Restructuring Fund	13,612
	Exide Technologies	Common Stock	47,000
	Exxon Mobil Corp.	Common Stock	20,103
	Fibertower Corp.	Common Stock	5,376
	First Horizon National Corp	Common Stock	3,817
	First Niagara Financial Group	Common Stock	4,507
	Ford Motor Company	Common Stock	30,550
	Forest Labs	Common Stock	9,615
	Fortescue Metal Group LTD	Common Stock	1,020
	Franconia Minerals Corp.	Common Stock	4,816
	Freeport McMoran Copper & Gold Inc.	Common Stock	54,809
	Fuel-Tech	Common Stock	4,820
	Furiex Pharmaceuticals Inc.	Common Stock	2,844
	Gabelli	Asset Fund	44,618
	Gabelli	Utilities Fund	37,483
	Gamco International Growth AAA	Foreign Large Growth Fund	19,110
	General Electric	Common Stock	130,159
	General Money Market Fund Inc. Class A	General Money Market Fund	958,205

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Genon Energy Inc.	Common Stock	5,895
	Genzyme Corp.	Common Stock	7,113
	Globe Specialty Mines Inc.	Common Stock	6,892
	Goldcorp Inc.	Common Stock	4,558
	Harbor Funds	Bond Fund — Institutional Class	12,471
	Hatteras Financial Corp	Common Stock	17,239
	Hawaiian Electric Ind. Inc.	Common Stock	24,730
	Headwaters Inc.	Common Stock	1,932
	Heartland Funds	Select Value Fund	26,303
	Hewlett Packard	Common Stock	8,464
	I Shares	Silver Trust	13,442
	I Shares	MSCI Australia Index Fund	15,258
	I Shares	MSCI Canada Index Fund	23,832
	I Shares	TR IBOXX High Yield Corporate Bond Fund	2,701
	I Shares	S&P Global Telecom Fund	11,605
	I Shares	DJ Select Dividend Index Fund	9,014
	I Shares	S&P Global 100	4,980
	I Shares	S&P Gloal Finl Sector	5,064
	I Shares	DJ U.S. Consumer Cycl SEC Fund	3,393
	I Shares	TR Dow Jones US Aerospace & Defense Equity Fund	8,839
	Icon Funds	Icon Healthcare Fund	44,785
	IGO Inc.	Common Stock	46,919
	Illumina Inc.	Common Stock	105,666
	Impala Platinum Spon ADR	Common Stock	3,475
	Inergy LP	Common Stock	12,566
	Integral Technologies Inc.	Common Stock	4,104
	Intel Corp.	Common Stock	2,094
	Interplay Entertainment	Common Stock	70
	Intl Speedway	Common Stock	7,468
	Invio Biomedical Corp.	Common Stock	1,740
	Ivanhoe Energy, Inc.	Common Stock	280
	Janus Funds	Global Technology Fund	16,162
	Janus Funds	Overseas Fund	57,905
	Janus Funds	Mid Cap Value Fund	18,589
	Janus Funds	Enterprise Fund	24,842
	Janus Funds	Special Equity Fund	14,198
	Janus Funds	Orion Fund	12,314
	Johnson & Johnson	Common Stock	5,157
	Joy Global Inc.	Common Stock	17,404
	Keryx Biopharmaceuticals	Common Stock	938
	Kinder Morgan Energy Partners LP	Common Stock	17,525
	Klondike Silver Corp.	Common Stock	3
	Koko Petroleum Inc.	Common Stock	1

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Lehman Brothers Holdings Inc	Preferred Stock	7
	Loomis Sayles	Global Bond Fund	135,814
	Lowes Companies	Common Stock	7,509
	Managers	Real Estate Securities Fund	20,345
	Managers Intermediate Duration Govt	Fixed Fund	51,088
	Manhattan Pharmaceuticals	Common Stock	96
	Mannkind Corp	Common Stock	1,802
	Marathon Oil Corp	Common Stock	58
	Marina Biotech Inc.	Common Stock	80
	Marisco	21st Century Mutual Fund	7,868
	Marsico	Large Growth Fund	27,539
	Market Vectors ETF TR	Agribusiness Fund	7,891
	Marvell Technology Group	Common Stock	3,688
	Masco Corp	Common Stock	38,130
	Matrix Advisors	Value Fund	43,884
	Maxwell Technologies Inc	Common Stock	756
	Medoro Res LTD	Common Stock	190
	Merck & Co.	Common Stock	8,509
	Metalico Inc.	Common Stock	1,948
	Microsoft Corp.	Common Stock	2,887
	Monsanto Company	Common Stock	13,913
	Mosaic Co.	Common Stock	3,665
	Myiad Genetics	Common Stock	6,126
	Myriad Pharmaceuticals Inc.	Common Stock	1,266
	Nacel Energy Corp.	Common Stock	297
	Neomedia Technologies	Common Stock	15
	Nestle SA Sponsored ADR	Common Stock	14,795
	Netapp, Inc.	Common Stock	87,536
	Neuberger Berman	Real Estate Fund	18,979
	Newcastle Investment Corp.	Common Stock	1,297
	Nokia Corp.	Common Stock	3,335
	Nvdia Corp	Common Stock	2,241
	NWM Mining Corp	Common Stock	1,417
	Oakmark Funds	Global Fund	58,077
	Oakmark Funds	Mutual Fund	14,785
	Oakmark Funds	Oakmark Equity and Income Fund (I)	41,285
	Oakmark Funds	International Fund (Class I)	65,760
	Oshkosh Corporation	Common Stock	11,453
	Palomar Medical Tech	Common Stock	29,620
	Paychex Inc.	Common Stock	4,635
	Pengrowth Energy Trust	Common Stock	15,480
	Petroquest Energy Inc.	Common Stock	3,685
	Petroleo Brasileiro SA Petrobas Sponsored ADR	Common Stock	367

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Pfizer Inc.	Common Stock	3,887
	Philip Morris International Inc.	Common Stock	11,750
	PIMCO Funds	Real Return Fund	10,352
	PNM Resources Inc.	Common Stock	59,445
	Polymet Mining Corp.	Common Stock	18,115
	Potash Corp of Saskatchewan	Common Stock	30,543
	Powershares	Agricultural Fund	7,104
	Powershares	Global Water Portfolio Fund	11,484
	Prestige Brand Holdings	Common Stock	9,560
	Proshares TR	Ultrashort Lehman 20 Year Fund	167,271
	Qualcomm Inc.	Common Stock	2,500
	Rayonier Inc	Common Stock	1,067
	RF Micro-Devices	Common Stock	22,290
	Rio Tinto PLC ADR	Common Stock	21,246
	Riverbed Technology Inc.	Common Stock	88,450
	Royal Dutch Shell PLC Sponsored ADR	Common Stock	10,632
	Royce	Total Return Fund	7,625
	RS Partners	Growth Fund	4,902
	Safeway Inc.	Common Stock	5,583
	Seadrill Limited	Common Stock	21,749
	Sequenom Inc.	Common Stock	324
	Short QQQ	Equity Fund	11,034
	Silver Grail Res LTD	Common Stock	3,540
	Silver Star Energy	Common Stock	5
	Sound Shore Fund	Common Stock	6,458
	Southern Copper Corp.	Common Stock	24,380
	SPDR	Series Trust Fund	5,743
	SSGA	International Stock Selection Fund	25,186
	St Joe Company	Common Stock	16,792
	Statiol ASA Group	Common Stock	38,806
	Strategic Resource Acquisition Corp	Common Stock	91
	Supergen Inc.	Common Stock	1,340
	Sysco Corp.	Common Stock	6,857
	T. Rowe Price Funds	Balanced Fund	106,745
	T. Rowe Price Funds	Capital Appreciation Fund	135,750
	T. Rowe Price Funds	Emerging Markets Bond Fund	114,172
	T. Rowe Price Funds	New Era Fund	130,714
	T. Rowe Price Funds	Growth Stock Fund	53,312
	T. Rowe Price Funds	Spectrum International Fund	18,042
	T. Rowe Price Funds	Dividend Growth Fund	5,221
	TCW Funds, Inc.	Focused Equities Fund	15,617
	Third Avenue	Real Estate Value Fund	5,652
	Third Avenue	International Value Fund	12,626

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Third Avenue	Value Fund	18,461
	Time Warner Cable Inc.	Common Stock	55,565
	Time Warner Inc.	Common Stock	22,368
	Total Fina SA ADR	Common Stock	21,468
	Transocean Inc.	Common Stock	13,787
	Trinity Industries Inc.	Common Stock	5,422
	Tumi Res LTD	Common Stock	3,491
	UIL Holdings Corp	Common Stock	30,070
	Ultrashort Financial	Exchange Traded Fund	54,740
	Unigene Labs Inc.	Common Stock	4,416
	United Continental Holdings Inc.	Common Stock	11,730
	US Bancorp	Common Stock	10,812
	Valeant Pharmaceuticals Intl.	Common Stock	5,064
	Vanguard Funds	Dividend Growth Fund	5,812
	Vanguard Funds	Emerging Markets Exchange Traded Fund	11,875
	Vanguard Funds	Specialized Portfolios — Dividend Appreciation	73,794
	Vanguard Funds	Windsor II Fund	49,763
	Vanguard Funds	Wellesley Income Fund	26,851
	Vanguard Funds	International Value Fund	22,037
	Vanguard Funds	International Growth Fund	25,059
	Vecima Networks Inc	Common Stock	5
	Veolia Environment ADR	Common Stock	4,447
	Viacom Inc.	Common Stock Class B	107,683
	Vioquest Pharmaceuticals Intl.	Common Stock	1
	Vishay Precision Group Inc.	Common Stock	5,041
	Vulcan Materials Co	Common Stock	9,245
	Walgreen Co	Common Stock	7,896
	Western Digital Corp	Common Stock	5,889
	White Mountains Insurance Group	Common Stock	3,718
	Windstream Corp	Common Stock	42,030
	Stock Funds and Self-Directed

	Accounts Total		23,263,414

	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	112,092,798
	Wrapper Contract	Wrapper Contract	—

	Stable Value Fund Total		112,092,798

	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	33,996
	WELLS FARGO ADVANTAGE HERITAGE MONEY MARKET FUND	Cash and Cash Equivalents	257,313
	3M CO	Common Stock	76,262
	ABBOTT LABORATORIES	Common Stock	96,926

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ABERCROMBIE & FITCH CO-CL A	Common Stock	15,151
	ABM INDUSTRIES INC	Common Stock	10,719
	ACCENTURE PLC-CL A	Common Stock	49,009
	ACE LTD	Common Stock	71,809
	ACTIVISION BLIZZARD INC	Common Stock	13,240
	ADMINISTAFF INC	Common Stock	7,198
	ADOBE SYSTEMS INC	Common Stock	3,871
	ADVANCE AUTO PARTS INC	Common Stock	9,702
	AECOM TECHNOLOGY CORP	Common Stock	6,024
	AES CORP	Common Stock	32,526
	AETNA INC	Common Stock	28,215
	AFLAC INC	Common Stock	31,469
	AGCO CORP	Common Stock	22,515
	AGILENT TECHNOLOGIES INC	Common Stock	2,710
	AGL RESOURCES INC	Common Stock	5,248
	AIR PRODUCTS & CHEMICALS INC	Common Stock	15,513
	AIRTRAN HOLDINGS INC	Common Stock	11,159
	AK STEEL HOLDING CORP	Common Stock	2,847
	ALASKA AIR GROUP INC	Common Stock	9,591
	ALBANY INTL CORP-CL A	Common Stock	2,717
	ALBERTO-CULVER CO	Common Stock	25,167
	ALCOA INC	Common Stock	21,000
	ALCON INC	Common Stock	41,001
	ALEXANDER & BALDWIN INC	Common Stock	10,585
	ALLEGHANY CORP	Common Stock	5,890
	ALLEGHENY ENERGY INC	Common Stock	7,057
	ALLEGHENY TECHNOLOGIES INC	Common Stock	8,377
	ALLERGAN INC	Common Stock	7,000
	ALLIANCE DATA SYSTEMS CORP	Common Stock	2,343
	ALLIANT ENERGY CORP	Common Stock	9,102
	ALLIANT TECHSYSTEMS INC	Common Stock	1,764
	ALLIED WORLD ASSURANCE CO	Common Stock	18,292
	ALLSTATE CORP	Common Stock	66,692
	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	7,169
	ALTRIA GROUP INC	Common Stock	143,911
	AMAZON.COM INC	Common Stock	40,892
	AMDOCS LTD	Common Stock	5,535
	AMERCO	Common Stock	10,935
	AMEREN CORPORATION	Common Stock	37,987
	AMERICAN EAGLE OUTFITTERS	Common Stock	7,812
	AMERICAN ELECTRIC POWER	Common Stock	50,893
	AMERICAN EQUITY INVT LIFE HL	Common Stock	7,200
	AMERICAN EXPRESS CO	Common Stock	100,292

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMERICAN FINANCIAL GROUP INC	Common Stock	17,875
	AMERICAN GREETINGS CORP-CL A	Common Stock	9,650
	AMERICAN INTERNATIONAL GROUP	Common Stock	109,271
	AMERICAN NATIONAL INSURANCE	Common Stock	5,689
	AMERICAN WATER WORKS CO INC	Common Stock	5,712
	AMERIGROUP CORP	Common Stock	14,288
	AMERIPRISE FINANCIAL INC	Common Stock	25,217
	AMERISOURCEBERGEN CORP	Common Stock	69,141
	AMERISTAR CASINOS INC	Common Stock	8,426
	AMGEN INC	Common Stock	59,055
	AMKOR TECHNOLOGY INC	Common Stock	11,905
	AMR CORP	Common Stock	13,615
	ANADARKO PETROLEUM CORP	Common Stock	21,219
	ANALOG DEVICES INC	Common Stock	2,710
	ANDERSONS INC/THE	Common Stock	3,573
	ANIXTER INTERNATIONAL INC	Common Stock	16,315
	ANN INC	Common Stock	16,613
	AOL INC	Common Stock	16,935
	AON CORP	Common Stock	22,960
	APACHE CORP	Common Stock	22,246
	APARTMENT INVT & MGMT CO -A	Common Stock	4,429
	APOLLO GROUP INC-CL A	Common Stock	2,922
	APPLE INC	Common Stock	255,678
	APPLIED MATERIALS INC	Common Stock	14,162
	ARCH CAPITAL GROUP LTD	Common Stock	27,413
	ARCH CHEMICALS INC	Common Stock	2,011
	ARCHER-DANIELS-MIDLAND CO	Common Stock	45,607
	ARGO GROUP INTERNATIONAL	Common Stock	9,032
	ARMSTRONG WORLD INDUSTRIES	Common Stock	8,934
	ARROW ELECTRONICS INC	Common Stock	30,843
	ARTHUR J GALLAGHER & CO	Common Stock	15,293
	ASBURY AUTOMOTIVE GROUP	Common Stock	9,391
	ASPEN INSURANCE HOLDINGS LTD	Common Stock	16,313
	ASSOCIATED BANC-CORP	Common Stock	9,830
	ASSURANT INC	Common Stock	19,949
	ASTORIA FINANCIAL CORP	Common Stock	11,726
	AT&T INC	Common Stock	428,864
	ATMOS ENERGY CORP	Common Stock	10,291
	AUTOLIV INC	Common Stock	8,297
	AUTOMATIC DATA PROCESSING	Common Stock	34,945
	AUTONATION INC	Common Stock	22,676
	AUTOZONE INC	Common Stock	16,145
	AVERY DENNISON CORP	Common Stock	26,113

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AVIS BUDGET GROUP INC	Common Stock	22,140
	AVISTA CORP	Common Stock	8,588
	AVNET INC	Common Stock	24,262
	AVON PRODUCTS INC	Common Stock	19,860
	AVX CORP	Common Stock	9,073
	AXIS CAPITAL HOLDINGS LTD	Common Stock	23,420
	BABCOCK & WILCOX CO COM	Common Stock	4,389
	BAKER HUGHES INC	Common Stock	26,606
	BALDOR ELECTRIC	Common Stock	9,845
	BALL CORP	Common Stock	7,000
	BANCORPSOUTH INC	Common Stock	8,089
	BANK OF AMERICA CORP	Common Stock	217,406
	BANK OF HAWAII CORP	Common Stock	7,981
	BANK OF NEW YORK MELLON CORP	Common Stock	33,611
	BARNES & NOBLE INC	Common Stock	9,817
	BAXTER INTERNATIONAL INC	Common Stock	31,106
	BB&T CORP	Common Stock	41,431
	BE AEROSPACE INC	Common Stock	8,674
	BEAZER HOMES USA INC	Common Stock	5,411
	BECTON DICKINSON AND CO	Common Stock	9,008
	BED BATH & BEYOND INC	Common Stock	8,678
	BELDEN INC	Common Stock	14,285
	BEMIS COMPANY	Common Stock	11,854
	BENCHMARK ELECTRONICS INC	Common Stock	10,408
	BERKSHIRE HATHAWAY INC	Common Stock	284,968
	BEST BUY CO INC	Common Stock	24,243
	BIG LOTS INC	Common Stock	4,568
	BIOGEN IDEC INC	Common Stock	7,997
	BJ’S WHOLESALE CLUB INC	Common Stock	16,810
	BLACK HILLS CORP	Common Stock	11,172
	BLACKROCK INC	Common Stock	12,212
	BOEING CO/THE	Common Stock	96,404
	BOK FINANCIAL CORPORATION	Common Stock	8,602
	BOSTON PROPERTIES INC	Common Stock	7,526
	BOSTON SCIENTIFIC CORP	Common Stock	16,172
	BOYD GAMING CORP	Common Stock	9,216
	BRIGGS & STRATTON	Common Stock	10,544
	BRIGHTPOINT INC	Common Stock	10,140
	BRINK’S CO/THE	Common Stock	9,415
	BRINKER INTERNATIONAL INC	Common Stock	7,809
	BRISTOL-MYERS SQUIBB CO	Common Stock	109,545
	BROADCOM CORP-CL A	Common Stock	8,479
	BROADRIDGE FINANCIAL SOLUTIO	Common Stock	4,039

WESCO Distribution, Inc. Retirement Savings Plan Schedule of Assets (Held at End of Year) EIN 25-1723345, Plan Number 001 December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BROOKLINE BANCORP INC	Common Stock	5,446
	BROWN SHOE COMPANY INC	Common Stock	8,219
	BRUNSWICK CORP	Common Stock	8,911
	BUCKLE INC/THE	Common Stock	13,741
	BUNGE LTD	Common Stock	18,599
	C.H. ROBINSON WORLDWIDE INC	Common Stock	10,626
	CA INC	Common Stock	7,728
	CABELA’S INC	Common Stock	10,860
	CABOT CORP	Common Stock	7,734
	CACI INTERNATIONAL INC -CL A	Common Stock	7,949
	CALIFORNIA PIZZA KITCHEN INC	Common Stock	6,110
	CALLAWAY GOLF COMPANY	Common Stock	8,604
	CALPINE CORP	Common Stock	9,590
	CAMERON INTERNATIONAL CORP	Common Stock	16,926
	CAMPBELL SOUP CO	Common Stock	15,038
	CAPITAL ONE FINANCIAL CORP	Common Stock	57,595
	CAPITALSOURCE INC	Common Stock	7,491
	CAPITOL FEDERAL FINANCIAL INC	Common Stock	2,661
	CARDINAL HEALTH INC	Common Stock	71,336
	CAREFUSION CORP	Common Stock	8,516
	CARLISLE COS INC	Common Stock	7,184
	CARMAX INC	Common Stock	4,854
	CARNIVAL CORP	Common Stock	22,230
	CARPENTER TECHNOLOGY	Common Stock	11,404
	CASEY’S GENERAL STORES INC	Common Stock	17,248
	CATERPILLAR INC	Common Stock	51,391
	CATHAY GENERAL BANCORP	Common Stock	13,200
	CB RICHARD ELLIS GROUP INC-A	Common Stock	7,508
	CBS CORP-CLASS B NON VOTING	Common Stock	45,922
	CDI CORP	Common Stock	4,240
	CELANESE CORP-SERIES A	Common Stock	8,781
	CELGENE CORP	Common Stock	5,973
	CENTENE CORP	Common Stock	15,128
	CENTERPOINT ENERGY INC	Common Stock	11,287
	CENTURY ALUMINUM COMPANY	Common Stock	8,375
	CERADYNE INC	Common Stock	6,665
	CERNER CORP COM	Common Stock	2,500
	CH ENERGY GROUP INC	Common Stock	4,872
	CHARMING SHOPPES	Common Stock	1,594
	CHECKPOINT SYSTEMS INC	Common Stock	7,311
	CHEESECAKE FACTORY INC/THE	Common Stock	14,761
	CHESAPEAKE ENERGY CORP	Common Stock	17,102
	CHEVRON CORP	Common Stock	415,642

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CHILDREN’S PLACE	Common Stock	11,893
	CHIQUITA BRANDS INTL	Common Stock	11,241
	CHUBB CORP	Common Stock	56,908
	CIGNA CORP	Common Stock	27,661
	CIMAREX ENERGY CO	Common Stock	3,117
	CINCINNATI FINANCIAL CORP	Common Stock	26,983
	CINTAS CORP	Common Stock	11,601
	CISCO SYSTEMS INC	Common Stock	77,396
	CITIGROUP INC	Common Stock	325,815
	CITRIX SYSTEMS INC	Common Stock	1,649
	CITY NATIONAL CORP	Common Stock	9,670
	CLOROX COMPANY	Common Stock	5,933
	CLOUD PEAK ENERGY INC	Common Stock	10,924
	CME GROUP INC	Common Stock	20,128
	CMS ENERGY CORP	Common Stock	9,648
	CNA FINANCIAL CORP	Common Stock	22,494
	CNH GLOBAL N.V.	Common Stock	36,619
	CNO FINANCIAL GROUP INC	Common Stock	16,543
	COACH INC	Common Stock	9,095
	COCA-COLA CO/THE	Common Stock	169,123
	COCA-COLA ENTERPRISES	Common Stock	20,091
	COLGATE-PALMOLIVE CO	Common Stock	37,736
	COLLECTIVE BRANDS INC	Common Stock	6,074
	COLUMBIA SPORTSWEAR CO	Common Stock	12,676
	COMCAST CORP-CLASS A	Common Stock	118,245
	COMERICA INC	Common Stock	18,673
	COMMERCE BANCSHARES INC	Common Stock	8,729
	COMMERCIAL METALS CO	Common Stock	11,897
	COMMUNITY HEALTH SYSTEMS INC	Common Stock	7,697
	COMPUTER SCIENCES CORP	Common Stock	29,231
	COMPUWARE CORP	Common Stock	12,947
	CON-WAY INC	Common Stock	9,845
	CONAGRA FOODS INC	Common Stock	16,733
	CONOCOPHILLIPS	Common Stock	407,444
	CONSOL ENERGY INC	Common Stock	2,678
	CONSOLIDATED EDISON INC	Common Stock	46,360
	CONSTELLATION BRANDS INC-A	Common Stock	7,186
	CONSTELLATION ENERGY GROUP	Common Stock	7,308
	CONVERGYS CORP	Common Stock	14,098
	COOPER INDUSTRIES PLC	Common Stock	12,653
	COPA HOLDINGS SA-CLASS A	Common Stock	8,357
	CORE-MARK HOLDING CO INC	Common Stock	7,247
	CORELOGIC INC	Common Stock	9,741

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CORN PRODUCTS INTL INC	Common Stock	8,839
	CORNING INC	Common Stock	16,784
	CORPORATE EXECUTIVE BOARD CO	Common Stock	9,339
	COSTCO WHOLESALE CORP	Common Stock	80,842
	COVENTRY HEALTH CARE INC	Common Stock	27,798
	COVIDIEN PLC	Common Stock	17,488
	CRACKER BARREL OLD COUNTRY	Common Stock	9,837
	CRANE CO	Common Stock	13,956
	CROWN HOLDINGS INC	Common Stock	15,343
	CSX CORP	Common Stock	34,497
	CULLEN/FROST BANKERS INC	Common Stock	6,929
	CUMMINS INC	Common Stock	52,202
	CVB FINANCIAL CORP	Common Stock	6,225
	CVR ENERGY INC	Common Stock	12,337
	CVS CAREMARK CORP	Common Stock	47,045
	CYTEC INDUSTRIES INC	Common Stock	10,531
	DANAHER CORP	Common Stock	20,184
	DARDEN RESTAURANTS INC COM	Common Stock	2,395
	DAVITA INC	Common Stock	5,316
	DEAN FOODS CO	Common Stock	10,465
	DEERE & CO	Common Stock	27,159
	DEL MONTE FOODS CO	Common Stock	8,151
	DELL INC	Common Stock	49,809
	DELPHI FINANCIAL GROUP-CL A	Common Stock	16,082
	DELTA AIR LINES INC	Common Stock	6,229
	DELUXE CORP	Common Stock	8,904
	DEVON ENERGY CORPORATION	Common Stock	37,050
	DICK’S SPORTING GOODS INC	Common Stock	7,632
	DIEBOLD INC	Common Stock	9,306
	DILLARDS INC-CL A	Common Stock	19,405
	DIRECTV-CLASS A	Common Stock	36,972
	DISCOVER FINANCIAL SERVICES	Common Stock	13,092
	DISH NETWORK CORP-A	Common Stock	17,753
	DOLE FOOD CO INC	Common Stock	9,815
	DOLLAR GENERAL CORP	Common Stock	7,513
	DOLLAR THRIFTY AUTOMOTIVE GP	Common Stock	19,934
	DOLLAR TREE INC	Common Stock	5,603
	DOMINION RESOURCES INC/VA	Common Stock	70,937
	DOMINO’S PIZZA INC	Common Stock	16,827
	DOMTAR CORP	Common Stock	13,283
	DOUGLAS EMMETT INC	Common Stock	8,261
	DOVER CORP	Common Stock	12,346
	DOW CHEMICAL CO/THE	Common Stock	16,293

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DPL INC	Common Stock	2,940
	DR HORTON INC	Common Stock	15,997
	DR PEPPER SNAPPLE GROUP INC	Common Stock	7,804
	DRESSER-RAND GROUP INC	Common Stock	3,928
	DST SYSTEMS INC	Common Stock	7,130
	DTE ENERGY COMPANY	Common Stock	23,107
	DU PONT (E.I.) DE NEMOURS	Common Stock	105,242
	DUKE ENERGY CORP	Common Stock	53,454
	DYCOM INDUSTRIES INC	Common Stock	11,212
	E*TRADE FINANCIAL CORP	Common Stock	7,426
	EAST WEST BANCORP INC	Common Stock	3,699
	EASTMAN CHEMICAL CO	Common Stock	12,766
	EASTMAN KODAK CO	Common Stock	13,299
	EATON CORP	Common Stock	25,249
	EBAY INC	Common Stock	39,676
	ECOLAB INC	Common Stock	8,808
	EDISON INTERNATIONAL	Common Stock	43,389
	EL PASO CORP	Common Stock	7,264
	EL PASO ELECTRIC CO	Common Stock	11,847
	ELECTRONIC ARTS INC	Common Stock	10,145
	ELI LILLY & CO	Common Stock	82,146
	EMC CORP/MASS	Common Stock	45,149
	EMCOR GROUP INC	Common Stock	19,046
	EMERSON ELECTRIC CO	Common Stock	50,869
	EMPIRE DISTRICT ELECTRIC CO	Common Stock	8,685
	EMPLOYERS HOLDINGS INC	Common Stock	4,197
	ENDURANCE SPECIALTY HOLDINGS	Common Stock	15,778
	ENERGIZER HLDGS INC COM	Common Stock	2,648
	ENERSYS	Common Stock	10,197
	ENTERGY CORP	Common Stock	32,199
	EOG RESOURCES INC	Common Stock	10,760
	ERIE INDEMNITY COMPANY-CL A	Common Stock	8,261
	ESSEX PROPERTY TRUST INC	Common Stock	10,686
	ESTEE LAUDER COMPANIES-CL A	Common Stock	25,514
	EVEREST RE GROUP LTD	Common Stock	21,943
	EW SCRIPPS CO	Common Stock	3,711
	EXELON CORP	Common Stock	77,486
	EXIDE TECHNOLOGIES	Common Stock	4,484
	EXPEDIA INC	Common Stock	13,225
	EXPEDITORS INTL WASH INC	Common Stock	8,211
	EXPRESS SCRIPTS INC	Common Stock	19,263
	EXTERRAN HOLDINGS INC	Common Stock	8,025
	EXXON MOBIL CORP	Common Stock	912,202

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	FAMILY DOLLAR STORES	Common Stock	12,940
	FEDERAL-MOGUL CORP	Common Stock	8,970
	FEDERATED INVESTORS INC-CL B	Common Stock	5,978
	FEDEX CORP	Common Stock	46,307
	FERRO CORP	Common Stock	14,780
	FIDELITY NATIONAL FINL-A	Common Stock	18,326
	FIDELITY NATIONAL INFORMATIO	Common Stock	5,163
	FIFTH THIRD BANCORP	Common Stock	41,002
	FINISH LINE/THE — CL A	Common Stock	8,017
	FIRST CITIZENS BCSHS — CL A	Common Stock	8,780
	FIRST COMMONWEALTH FINL CORP	Common Stock	1,839
	FIRST HORIZON NATIONAL CORP	Common Stock	8,834
	FIRST MIDWEST BANCORP INC/IL	Common Stock	7,346
	FIRST NIAGARA FINANCIAL GRP	Common Stock	3,240
	FIRSTENERGY CORP	Common Stock	28,982
	FIRSTMERIT CORP	Common Stock	10,469
	FLEXTRONICS INTL LTD	Common Stock	35,272
	FLOWSERVE CORP	Common Stock	6,502
	FLUOR CORP	Common Stock	22,989
	FMC CORP	Common Stock	4,468
	FMC TECHNOLOGIES INC	Common Stock	6,811
	FNB CORP	Common Stock	7,533
	FOOT LOCKER INC	Common Stock	17,488
	FORD MOTOR CO	Common Stock	123,742
	FOREST LABORATORIES INC	Common Stock	7,628
	FORTUNE BRANDS INC	Common Stock	18,424
	FOSSIL INC	Common Stock	7,550
	FOSTER WHEELER AG	Common Stock	12,013
	FRANKLIN RESOURCES INC	Common Stock	37,548
	FRED’S INC-CLASS A	Common Stock	3,870
	FREEPORT-MCMORAN COPPER	Common Stock	57,907
	FRONTIER COMMUNICATIONS CORP	Common Stock	31,830
	FRONTIER OIL CORP	Common Stock	10,878
	FULTON FINANCIAL CORP	Common Stock	13,475
	GAMESTOP CORP-CLASS A	Common Stock	5,132
	GANNETT CO	Common Stock	22,799
	GAP INC/THE	Common Stock	32,632
	GARMIN LTD	Common Stock	13,376
	GATX CORP	Common Stock	10,686
	GENERAL CABLE CORP	Common Stock	18,852
	GENERAL DYNAMICS CORP	Common Stock	40,727
	GENERAL ELECTRIC CO	Common Stock	329,554
	GENERAL MILLS INC	Common Stock	19,694

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	GENON ENERGY INC	Common Stock	25,683
	GENUINE PARTS CO	Common Stock	19,963
	GENWORTH FINANCIAL INC-CL A	Common Stock	21,523
	GENZYME CORP	Common Stock	10,243
	GFI GROUP INC	Common Stock	1,714
	GILEAD SCIENCES INC	Common Stock	13,577
	GLACIER BANCORP INC	Common Stock	8,385
	GLATFELTER	Common Stock	1,989
	GLOBAL INDEMNITY PLC	Common Stock	9,786
	GOLDMAN SACHS GROUP INC	Common Stock	122,202
	GOODRICH CORP	Common Stock	4,221
	GOODYEAR TIRE & RUBBER CO	Common Stock	25,248
	GOOGLE INC-CL A	Common Stock	78,130
	GRANITE CONSTRUCTION INC	Common Stock	10,512
	GREAT ATLANTIC & PAC TEA CO	Common Stock	342
	GRIFFON CORP	Common Stock	3,047
	GROUP 1 AUTOMOTIVE INC	Common Stock	12,866
	H&E EQUIPMENT SERVICES INC	Common Stock	3,723
	H&R BLOCK INC	Common Stock	9,110
	HALLIBURTON CO	Common Stock	24,984
	HANCOCK HOLDING CO	Common Stock	4,726
	HANOVER INSURANCE GROUP INC/	Common Stock	10,328
	HARLEY-DAVIDSON INC	Common Stock	5,373
	HARLEYSVILLE GROUP INC	Common Stock	5,482
	HARSCO CORP	Common Stock	6,380
	HARTE-HANKS INC	Common Stock	5,940
	HARTFORD FINANCIAL SVCS GRP	Common Stock	36,730
	HAWAIIAN ELECTRIC INDS	Common Stock	25,776
	HCC INSURANCE HOLDINGS INC	Common Stock	6,921
	HCP INC	Common Stock	2,418
	HEALTH MGMT ASSOCIATES INC-A	Common Stock	5,754
	HEALTH NET INC	Common Stock	22,519
	HEALTHSPRING INC	Common Stock	11,056
	HELIX ENERGY SOLUTIONS GROUP	Common Stock	5,017
	HENRY SCHEIN INC	Common Stock	4,420
	HERCULES OFFSHORE INC	Common Stock	3,162
	HERSHEY CO/THE	Common Stock	10,139
	HERTZ GLOBAL HOLDINGS INC	Common Stock	15,490
	HESS CORP	Common Stock	88,212
	HEWLETT-PACKARD CO	Common Stock	112,106
	HILL-ROM HOLDINGS INC	Common Stock	14,179
	HJ HEINZ CO	Common Stock	17,838
	HNI CORP	Common Stock	13,616

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HOLOGIC INC	Common Stock	8,949
	HOME DEPOT INC	Common Stock	111,264
	HONEYWELL INTERNATIONAL INC	Common Stock	85,333
	HORACE MANN EDUCATORS	Common Stock	3,373
	HORMEL FOODS CORP	Common Stock	8,158
	HOST HOTELS & RESORTS INC	Common Stock	4,552
	HOT TOPIC INC	Common Stock	6,037
	HOVNANIAN ENTERPRISES-A	Common Stock	4,272
	HSN INC	Common Stock	10,728
	HUB GROUP INC-CL A	Common Stock	8,999
	HUBBELL INC CL B	Common Stock	3,737
	HUDSON CITY BANCORP INC	Common Stock	5,935
	HUMANA INC	Common Stock	44,720
	HUNT (JB) TRANSPRT SVCS INC	Common Stock	2,431
	HUNTINGTON BANCSHARES INC	Common Stock	16,112
	HUNTSMAN CORP	Common Stock	8,164
	HYATT HOTELS CORP — CL A	Common Stock	10,947
	IDACORP INC	Common Stock	13,491
	ILLINOIS TOOL WORKS	Common Stock	20,946
	IMATION CORP	Common Stock	2,727
	INGERSOLL-RAND PLC	Common Stock	39,947
	INGRAM MICRO INC-CL A	Common Stock	31,666
	INSIGHT ENTERPRISES INC	Common Stock	9,884
	INTEGRYS ENERGY GROUP INC	Common Stock	13,434
	INTEL CORP	Common Stock	116,636
	INTERACTIVE BROKERS GRO-CL A	Common Stock	13,000
	INTERCONTINENTALEXCHANGE INC	Common Stock	2,397
	INTERNATIONAL BANCSHARES CRP	Common Stock	5,742
	INTERNATIONAL PAPER CO	Common Stock	38,598
	INTERPUBLIC GROUP OF COS INC	Common Stock	20,964
	INTL BUSINESS MACHINES CORP	Common Stock	206,740
	INTL FLAVORS & FRAGRANCES	Common Stock	7,712
	INTL GAME TECHNOLOGY	Common Stock	2,510
	INTUIT INC	Common Stock	7,493
	INVESCO LTD	Common Stock	15,882
	INVESTMENT TECHNOLOGY GROUP	Common Stock	8,882
	IRON MOUNTAIN INC	Common Stock	2,128
	ITT CORP	Common Stock	15,918
	J.C. PENNEY CO INC	Common Stock	39,551
	JABIL CIRCUIT INC	Common Stock	23,984
	JACK IN THE BOX INC	Common Stock	8,307
	JACOBS ENGINEERING GROUP INC	Common Stock	15,262
	JANUS CAPITAL GROUP INC	Common Stock	9,018

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	JARDEN CORP	Common Stock	3,469
	JEFFERIES GROUP INC	Common Stock	4,227
	JETBLUE AIRWAYS CORP	Common Stock	6,056
	JOHN WILEY & SONS INC	Common Stock	3,353
	JOHNSON & JOHNSON	Common Stock	218,076
	JOHNSON CONTROLS INC	Common Stock	52,323
	JONES GROUP INC/THE	Common Stock	8,340
	JONES LANG LASALLE INC	Common Stock	5,010
	JOY GLOBAL INC	Common Stock	7,745
	JPMORGAN CHASE & CO	Common Stock	232,260
	JUNIPER NETWORKS INC	Common Stock	10,153
	KB HOME	Common Stock	11,795
	KBR INC	Common Stock	18,069
	KELLOGG CO	Common Stock	18,911
	KELLY SERVICES INC -A	Common Stock	9,067
	KENNAMETAL INC	Common Stock	6,928
	KEYCORP	Common Stock	37,657
	KIMBERLY-CLARK CORP	Common Stock	39,033
	KINDRED HEALTHCARE INC	Common Stock	13,214
	KLA-TENCOR CORPORATION	Common Stock	2,172
	KOHLS CORP	Common Stock	2,170
	KRAFT FOODS INC-CLASS A	Common Stock	108,977
	KROGER CO	Common Stock	45,103
	L-3 COMMUNICATIONS HOLDINGS	Common Stock	8,904
	LA-Z-BOY INC	Common Stock	4,611
	LACLEDE GROUP INC/THE	Common Stock	8,582
	LANDSTAR SYSTEM INC	Common Stock	5,080
	LAS VEGAS SANDS CORP	Common Stock	11,028
	LEGG MASON INC	Common Stock	17,112
	LEGGETT & PLATT INC	Common Stock	9,463
	LENNAR CORP-A	Common Stock	6,075
	LENNOX INTERNATIONAL INC	Common Stock	6,881
	LEXMARK INTERNATIONAL INC-A	Common Stock	12,276
	LIBERTY GLOBAL INC-A	Common Stock	17,151
	LIBERTY MEDIA CORP-INTER A	Common Stock	14,327
	LIFE TECHNOLOGIES CORP	Common Stock	2,230
	LIMITED BRANDS INC	Common Stock	36,245
	LINCARE HOLDINGS INC	Common Stock	6,652
	LINCOLN ELECTRIC HOLDINGS	Common Stock	9,870
	LINCOLN NATIONAL CORP	Common Stock	39,003
	LINEAR TECHNOLOGY CORP	Common Stock	4,466
	LIZ CLAIBORNE INC	Common Stock	10,998
	LOCKHEED MARTIN CORP	Common Stock	38,505

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	LOEWS CORP	Common Stock	36,465
	LORILLARD INC	Common Stock	19,444
	LOWE’S COS INC	Common Stock	67,055
	M & T BANK CORP	Common Stock	16,165
	MACERICH CO/THE	Common Stock	7,734
	MACY’S INC	Common Stock	48,953
	MAGELLAN HEALTH SERVICES INC	Common Stock	11,170
	MANITOWOC COMPANY INC	Common Stock	8,256
	MANPOWERGROUP	Common Stock	42,662
	MARATHON OIL CORP	Common Stock	115,412
	MARKEL CORP	Common Stock	2,643
	MARRIOTT INTERNATIONAL-CL A	Common Stock	10,897
	MARSH & MCLENNAN COS	Common Stock	38,142
	MARSHALL & ILSLEY CORP	Common Stock	18,878
	MASCO CORP	Common Stock	17,947
	MASSEY ENERGY CO	Common Stock	3,642
	MASTERCARD INC-CLASS A	Common Stock	12,851
	MATTEL INC	Common Stock	16,094
	MAXIM INTEGRATED PRODUCTS	Common Stock	17,047
	MB FINANCIAL INC	Common Stock	3,957
	MCCLATCHY CO-CLASS A	Common Stock	4,027
	MCDERMOTT INTL INC	Common Stock	7,038
	MCDONALD’S CORP	Common Stock	110,327
	MCGRAW-HILL COMPANIES INC	Common Stock	22,253
	MCKESSON CORP	Common Stock	70,035
	MDC HOLDINGS INC	Common Stock	5,745
	MDU RESOURCES GROUP INC	Common Stock	14,685
	MEADWESTVACO CORP	Common Stock	11,695
	MEDCO HEALTH SOLUTIONS INC	Common Stock	41,072
	MEDTRONIC INC	Common Stock	17,251
	MEN’S WEARHOUSE INC/THE	Common Stock	8,139
	MERCK & CO. INC.	Common Stock	135,244
	MERCURY GENERAL CORP	Common Stock	13,383
	MEREDITH CORP	Common Stock	10,914
	METLIFE INC	Common Stock	68,110
	METROPCS COMMUNICATIONS INC	Common Stock	7,225
	METTLER-TOLEDO INTERNATIONAL	Common Stock	3,967
	MF GLOBAL HOLDINGS LTD	Common Stock	12,876
	MGM RESORTS INTERNATIONAL	Common Stock	10,981
	MICRON TECHNOLOGY INC	Common Stock	4,379
	MICROSOFT CORP	Common Stock	290,133
	MILLICOM INTL CELLULAR S.A.	Common Stock	9,984
	MINE SAFETY APPLIANCES CO	Common Stock	4,007

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MINERALS TECHNOLOGIES INC	Common Stock	10,194
	MODINE MANUFACTURING CO	Common Stock	10,759
	MOHAWK INDUSTRIES INC	Common Stock	15,851
	MOLEX INC	Common Stock	4,470
	MOLINA HEALTHCARE INC	Common Stock	6,107
	MOLSON COORS BREWING CO -B	Common Stock	13,340
	MONSANTO CO	Common Stock	29,980
	MONTPELIER RE HOLDINGS LTD	Common Stock	15,490
	MOODY’S CORP	Common Stock	2,335
	MORGAN STANLEY	Common Stock	97,853
	MOSAIC CO/THE	Common Stock	16,755
	MOTOROLA INC	Common Stock	41,065
	MSC INDUSTRIAL DIRECT CO-A	Common Stock	7,761
	MUELLER INDUSTRIES INC	Common Stock	14,883
	MURPHY OIL CORP	Common Stock	22,310
	NABORS INDUSTRIES LTD	Common Stock	9,068
	NALCO HOLDING CO	Common Stock	8,727
	NASDAQ OMX GROUP/THE	Common Stock	18,337
	NASH FINCH CO	Common Stock	8,839
	NATIONAL FINANCIAL PARTNERS	Common Stock	7,602
	NATIONAL FUEL GAS CO	Common Stock	7,758
	NATIONAL OILWELL VARCO INC	Common Stock	43,566
	NATIONAL SEMICONDUCTOR CORP	Common Stock	6,587
	NATL PENN BCSHS INC	Common Stock	6,504
	NAVIGATORS GROUP INC	Common Stock	9,024
	NAVISTAR INTERNATIONAL CORP	Common Stock	15,875
	NCI BUILDING SYSTEMS INC	Common Stock	10,639
	NCR CORPORATION	Common Stock	12,964
	NETAPP INC	Common Stock	10,450
	NEW JERSEY RESOURCES CORP	Common Stock	9,706
	NEW YORK COMMUNITY BANCORP	Common Stock	6,317
	NEW YORK TIMES CO-A	Common Stock	8,686
	NEWALLIANCE BANCSHARES INC	Common Stock	11,704
	NEWELL RUBBERMAID INC	Common Stock	12,326
	NEWMONT MINING CORP	Common Stock	12,177
	NEWS CORP-CL A	Common Stock	74,249
	NEXTERA ENERGY INC	Common Stock	39,677
	NICOR INC	Common Stock	21,154
	NII HOLDINGS INC	Common Stock	2,346
	NIKE INC -CL B	Common Stock	40,418
	NISOURCE INC	Common Stock	11,583
	NOBLE ENERGY INC	Common Stock	8,367
	NORDSTROM INC	Common Stock	9,858

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NORFOLK SOUTHERN CORP	Common Stock	32,186
	NORTHEAST UTILITIES	Common Stock	7,593
	NORTHERN TRUST CORP	Common Stock	16,986
	NORTHROP GRUMMAN CORP	Common Stock	67,345
	NORTHWEST BANCSHARES INC	Common Stock	7,842
	NORTHWESTERN CORP	Common Stock	11,126
	NOVELL INC	Common Stock	3,143
	NOVELLUS SYSTEMS INC	Common Stock	5,387
	NRG ENERGY INC	Common Stock	6,455
	NSTAR	Common Stock	8,787
	NU SKIN ENTERPRISES INC — A	Common Stock	7,918
	NUCOR CORP	Common Stock	6,947
	NV ENERGY INC	Common Stock	18,688
	NVIDIA CORP	Common Stock	3,108
	NVR INC	Common Stock	8,256
	NYSE EURONEXT	Common Stock	12,831
	OCCIDENTAL PETROLEUM CORP	Common Stock	75,065
	OFFICE DEPOT INC	Common Stock	14,770
	OFFICEMAX INC	Common Stock	10,484
	OGE ENERGY CORP	Common Stock	6,141
	OLD NATIONAL BANCORP	Common Stock	9,134
	OLD REPUBLIC INTL CORP	Common Stock	18,945
	OLIN CORP	Common Stock	13,057
	OM GROUP INC	Common Stock	8,676
	OMNICARE INC	Common Stock	3,986
	OMNICOM GROUP	Common Stock	29,085
	ONEOK INC	Common Stock	2,560
	ORACLE CORP	Common Stock	83,979
	ORBITAL SCIENCES CORP	Common Stock	9,360
	OSHKOSH CORP	Common Stock	3,136
	OVERSEAS SHIPHOLDING GROUP	Common Stock	7,635
	OWENS & MINOR INC	Common Stock	9,452
	OWENS CORNING	Common Stock	6,125
	OWENS-ILLINOIS INC	Common Stock	12,081
	P G & E CORP	Common Stock	56,474
	PACCAR INC	Common Stock	59,157
	PACKAGING CORP OF AMERICA	Common Stock	5,480
	PACWEST BANCORP	Common Stock	2,797
	PALL CORP	Common Stock	9,147
	PANTRY INC	Common Stock	7,971
	PARK NATIONAL CORP	Common Stock	7,541
	PARKER HANNIFIN CORP	Common Stock	16,627
	PARTNERRE LTD	Common Stock	23,903

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PAYCHEX INC	Common Stock	12,515
	PEABODY ENERGY CORP	Common Stock	10,215
	PENN NATIONAL GAMING INC	Common Stock	15,413
	PENSKE AUTOMOTIVE GROUP INC	Common Stock	13,005
	PENTAIR INC	Common Stock	4,065
	PEOPLE’S UNITED FINANCIAL	Common Stock	4,689
	PEPCO HOLDINGS INC	Common Stock	17,676
	PEPSICO INC	Common Stock	143,073
	PETSMART INC	Common Stock	6,790
	PFIZER INC	Common Stock	235,347
	PHH CORP	Common Stock	8,625
	PHILIP MORRIS INTERNATIONAL	Common Stock	101,990
	PHILLIPS-VAN HEUSEN	Common Stock	6,861
	PIEDMONT NATURAL GAS CO	Common Stock	9,280
	PINNACLE ENTERTAINMENT INC	Common Stock	11,977
	PINNACLE WEST CAPITAL	Common Stock	29,982
	PIONEER NATURAL RESOURCES CO	Common Stock	16,456
	PITNEY BOWES INC	Common Stock	20,246
	PLAINS EXPLORATION & PRODUCT	Common Stock	4,720
	PLANTRONICS INC	Common Stock	9,084
	PLATINUM UNDERWRITERS HLDGS	Common Stock	12,247
	PLEXUS CORP	Common Stock	6,728
	PNC FINANCIAL SERVICES GROUP	Common Stock	45,281
	POLARIS INDUSTRIES INC	Common Stock	11,191
	POLO RALPH LAUREN CORP	Common Stock	3,457
	POLYONE CORPORATION	Common Stock	7,642
	POOL CORP	Common Stock	10,560
	PORTLAND GENERAL ELECTRIC CO	Common Stock	9,855
	POST PROPERTIES INC	Common Stock	13,565
	PPG INDUSTRIES INC	Common Stock	35,621
	PPL CORPORATION	Common Stock	12,986
	PRAXAIR INC	Common Stock	15,637
	PRIDE INTERNATIONAL INC	Common Stock	4,988
	PRINCIPAL FINANCIAL GROUP	Common Stock	29,061
	PROASSURANCE CORP	Common Stock	10,481
	PROCTER & GAMBLE CO/THE	Common Stock	179,612
	PROGRESS ENERGY INC	Common Stock	49,938
	PROGRESSIVE CORP	Common Stock	38,590
	PROLOGIS	Common Stock	3,218
	PROSPERITY BANCSHARES INC	Common Stock	7,049
	PROTECTIVE LIFE CORP	Common Stock	21,026
	PROVIDENT FINANCIAL SERVICES	Common Stock	4,706
	PRUDENTIAL FINANCIAL INC	Common Stock	51,228

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PUBLIC SERVICE ENTERPRISE GP	Common Stock	38,008
	QUALCOMM INC	Common Stock	73,435
	QUEST DIAGNOSTICS INC	Common Stock	6,383
	QUEST SOFTWARE INC	Common Stock	11,613
	QUESTAR CORP	Common Stock	2,795
	QWEST COMMUNICATIONS INTL	Common Stock	29,040
	RADIOSHACK CORP	Common Stock	9,280
	RAYMOND JAMES FINANCIAL INC	Common Stock	12,798
	RAYTHEON COMPANY	Common Stock	39,314
	REDWOOD TRUST INC	Common Stock	10,929
	REGAL ENTERTAINMENT GROUP-A	Common Stock	17,682
	REGENCY CENTERS CORP	Common Stock	13,969
	REGIONS FINANCIAL CORP	Common Stock	32,447
	REGIS CORP	Common Stock	7,579
	REINSURANCE GROUP OF AMERICA	Common Stock	20,692
	RELIANCE STEEL & ALUMINUM	Common Stock	5,694
	RENAISSANCERE HOLDINGS LTD	Common Stock	14,580
	RENT-A-CENTER INC	Common Stock	26,869
	REPUBLIC SERVICES INC	Common Stock	6,835
	REYNOLDS AMERICAN INC	Common Stock	50,551
	RLI CORP	Common Stock	6,920
	ROBERT HALF INTL INC	Common Stock	7,133
	ROCKWELL AUTOMATION INC	Common Stock	9,921
	ROCKWELL COLLINS INC	Common Stock	10,696
	ROCKWOOD HOLDINGS INC	Common Stock	4,430
	ROSS STORES INC	Common Stock	7,685
	ROWAN COMPANIES INC	Common Stock	5,780
	RPM INTERNATIONAL INC	Common Stock	11,230
	RR DONNELLEY & SONS CO	Common Stock	20,896
	RSC HOLDINGS INC	Common Stock	6,874
	RUDDICK CORP	Common Stock	9,636
	RYDER SYSTEM INC	Common Stock	14,960
	SAFETY INSURANCE GROUP INC	Common Stock	4,881
	SAFEWAY INC	Common Stock	20,298
	SAIC INC	Common Stock	7,916
	SAKS INC	Common Stock	7,979
	SANMINA-SCI CORP	Common Stock	9,236
	SARA LEE CORP	Common Stock	39,195
	SAUER-DANFOSS INC	Common Stock	14,443
	SCANA CORP	Common Stock	6,948
	SCANSOURCE INC	Common Stock	3,367
	SCHLUMBERGER LTD	Common Stock	83,295
	SCHOLASTIC CORP	Common Stock	7,614

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SCHULMAN (A.) INC	Common Stock	5,715
	SCHWAB (CHARLES) CORP	Common Stock	28,304
	SCOTTS MIRACLE-GRO CO-CL A	Common Stock	6,073
	SCRIPPS NETWORKS INTER-CL A	Common Stock	4,800
	SEACOR HOLDINGS INC	Common Stock	11,524
	SEAGATE TECHNOLOGY	Common Stock	8,590
	SEALED AIR CORP	Common Stock	7,114
	SEARS HOLDINGS CORP	Common Stock	36,128
	SEI INVESTMENTS COMPANY	Common Stock	5,282
	SELECTIVE INSURANCE GROUP	Common Stock	9,159
	SEMPRA ENERGY	Common Stock	25,898
	SERVICE CORP INTERNATIONAL	Common Stock	9,812
	SFN GROUP INC	Common Stock	8,692
	SHAW GROUP INC	Common Stock	6,331
	SHERWIN-WILLIAMS CO/THE	Common Stock	14,761
	SIGNET JEWELERS LTD	Common Stock	12,220
	SILGAN HOLDINGS INC	Common Stock	8,964
	SIMON PROPERTY GROUP INC	Common Stock	5,715
	SKYWEST INC	Common Stock	6,878
	SMITH (A.O.) CORP	Common Stock	11,771
	SMITHFIELD FOODS INC	Common Stock	14,080
	SNAP-ON INC	Common Stock	8,069
	SONIC AUTOMOTIVE INC-CLASS A	Common Stock	8,988
	SONOCO PRODUCTS CO	Common Stock	8,012
	SOUTHERN CO	Common Stock	96,396
	SOUTHERN COPPER CORP	Common Stock	49,540
	SOUTHWEST GAS CORP	Common Stock	11,202
	SPECTRA ENERGY CORP	Common Stock	16,596
	SPIRIT AEROSYSTEMS HOLD-CL A	Common Stock	9,549
	SPRINT NEXTEL CORP	Common Stock	44,369
	SPX CORP	Common Stock	9,506
	STANCORP FINANCIAL GROUP	Common Stock	11,177
	STANLEY BLACK & DECKER INC	Common Stock	22,227
	STARBUCKS CORP	Common Stock	8,745
	STARWOOD HOTELS & RESORTS	Common Stock	18,083
	STATE STREET CORP	Common Stock	28,789
	STEELCASE INC-CL A	Common Stock	18,373
	STERLING BANCSHARES INC/TX	Common Stock	9,919
	STEWART INFORMATION SERVICES	Common Stock	2,055
	STRYKER CORP	Common Stock	8,494
	SUNOCO INC	Common Stock	47,692
	SUNTRUST BANKS INC	Common Stock	49,660
	SUPERVALU INC	Common Stock	18,096

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SUSQUEHANNA BANCSHARES INC	Common Stock	8,701
	SVB FINANCIAL GROUP	Common Stock	10,484
	SWS GROUP INC	Common Stock	1,406
	SYKES ENTERPRISES INC	Common Stock	7,437
	SYMANTEC CORP	Common Stock	23,887
	SYMETRA FINANCIAL CORP	Common Stock	7,412
	SYNNEX CORP	Common Stock	14,048
	SYNOPSYS INC	Common Stock	4,304
	SYNOVUS FINANCIAL CORP	Common Stock	14,933
	SYSCO CORP	Common Stock	47,738
	SYSTEMAX INC	Common Stock	2,591
	T ROWE PRICE GROUP INC	Common Stock	8,628
	TARGET CORP	Common Stock	44,498
	TCF FINANCIAL CORP	Common Stock	9,075
	TD AMERITRADE HOLDING CORP	Common Stock	24,091
	TE CONNECTIVITY INC	Common Stock	41,195
	TECH DATA CORP	Common Stock	32,038
	TECO ENERGY INC	Common Stock	9,418
	TEEKAY CORP	Common Stock	8,943
	TELEDYNE TECHNOLOGIES INC	Common Stock	8,123
	TELEFLEX INC	Common Stock	4,845
	TELEPHONE AND DATA SYSTEMS	Common Stock	11,540
	TELETECH HOLDINGS INC	Common Stock	9,007
	TEMPLE-INLAND INC	Common Stock	20,545
	TENET HEALTHCARE CORP	Common Stock	18,368
	TENNECO INC	Common Stock	17,326
	TERADATA CORP	Common Stock	6,659
	TEREX CORP	Common Stock	14,102
	TESORO CORP	Common Stock	41,899
	TEXAS INSTRUMENTS INC	Common Stock	35,566
	TEXTRON INC	Common Stock	25,673
	THERMO FISHER SCIENTIFIC INC	Common Stock	17,837
	THOMAS & BETTS CORP	Common Stock	4,944
	THQ INC	Common Stock	3,887
	TIMBERLAND CO-CLASS A	Common Stock	11,503
	TIME WARNER CABLE	Common Stock	94,744
	TIME WARNER INC	Common Stock	123,424
	TIMKEN CO	Common Stock	17,423
	TJX COMPANIES INC	Common Stock	26,466
	TOLL BROTHERS INC	Common Stock	10,685
	TORCHMARK CORP	Common Stock	22,930
	TORO CO	Common Stock	11,170
	TOTAL SYSTEM SERVICES INC	Common Stock	7,884

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TRACTOR SUPPLY COMPANY	Common Stock	10,257
	TRANSATLANTIC HOLDINGS INC	Common Stock	15,315
	TRANSOCEAN LTD	Common Stock	8,036
	TRAVELERS COS INC/THE	Common Stock	117,628
	TRINITY INDUSTRIES INC	Common Stock	15,776
	TRUEBLUE INC	Common Stock	4,598
	TRUSTCO BANK CORP NY	Common Stock	2,873
	TRUSTMARK CORP	Common Stock	7,666
	TRW AUTOMOTIVE HOLDINGS CORP	Common Stock	50,643
	TTM TECHNOLOGIES	Common Stock	3,692
	TUESDAY MORNING CORP	Common Stock	2,813
	TUTOR PERINI CORP	Common Stock	9,112
	TYCO INTERNATIONAL LTD	Common Stock	66,874
	TYSON FOODS INC-CL A	Common Stock	13,792
	UGI CORP	Common Stock	6,189
	UIL HOLDINGS CORP	Common Stock	7,818
	UMPQUA HOLDINGS CORP	Common Stock	8,097
	UNDER ARMOUR INC-CLASS A	Common Stock	10,101
	UNION PACIFIC CORP	Common Stock	47,089
	UNISOURCE ENERGY CORP CO	Common Stock	8,630
	UNISYS CORP	Common Stock	5,532
	UNITED BANKSHARES INC	Common Stock	6,879
	UNITED CONTINENTAL HOLDINGS	Common Stock	17,290
	UNITED FIRE & CASUALTY CO	Common Stock	3,492
	UNITED NATURAL FOODS INC	Common Stock	13,879
	UNITED PARCEL SERVICE-CL B	Common Stock	130,170
	UNITED RENTALS INC	Common Stock	19,857
	UNITED STATES STEEL CORP	Common Stock	16,383
	UNITED STATIONERS INC	Common Stock	12,217
	UNITED TECHNOLOGIES CORP	Common Stock	137,001
	UNITEDHEALTH GROUP INC	Common Stock	85,394
	UNITRIN INC	Common Stock	17,201
	UNIVERSAL AMERICAN CORP	Common Stock	10,428
	UNIVERSAL CORP/VA	Common Stock	6,733
	UNIVERSAL HEALTH SERVICES-B	Common Stock	5,742
	UNUM GROUP	Common Stock	49,025
	URBAN OUTFITTERS INC	Common Stock	2,534
	URS CORP	Common Stock	5,589
	US AIRWAYS GROUP INC	Common Stock	13,608
	US BANCORP	Common Stock	100,795
	US CELLULAR CORP	Common Stock	12,262
	USA MOBILITY INC	Common Stock	8,024
	USEC INC	Common Stock	11,071

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	USG CORP	Common Stock	8,523
	UTI WORLDWIDE INC	Common Stock	11,244
	VALERO ENERGY CORP	Common Stock	126,674
	VALLEY NATIONAL BANCORP	Common Stock	12,895
	VALSPAR CORP	Common Stock	6,450
	VECTOR GROUP LTD	Common Stock	8,891
	VECTREN CORPORATION	Common Stock	10,454
	VERISIGN INC	Common Stock	5,891
	VERIZON COMMUNICATIONS INC	Common Stock	219,920
	VF CORP	Common Stock	10,890
	VIACOM INC-CLASS A	Common Stock	27,981
	VISA INC-CLASS A SHARES	Common Stock	26,969
	VISHAY INTERTECHNOLOGY INC	Common Stock	16,919
	VISHAY PRECISION GROUP	Common Stock	1,512
	VMWARE INC-CLASS A	Common Stock	6,915
	VULCAN MATERIALS CO	Common Stock	2,530
	W&T OFFSHORE INC	Common Stock	14,806
	WAL-MART STORES INC	Common Stock	292,789
	WALGREEN CO	Common Stock	64,352
	WALT DISNEY CO/THE	Common Stock	89,676
	WARNER MUSIC GROUP CORP	Common Stock	4,852
	WASHINGTON FEDERAL INC	Common Stock	7,198
	WASHINGTON POST-CLASS B	Common Stock	11,890
	WASTE MANAGEMENT INC	Common Stock	23,368
	WATSON PHARMACEUTICALS INC	Common Stock	3,396
	WEATHERFORD INTL LTD	Common Stock	18,584
	WEBSTER FINANCIAL CORP	Common Stock	10,095
	WELLCARE HEALTH PLANS INC	Common Stock	11,908
	WELLPOINT INC	Common Stock	68,918
	WELLS FARGO & CO	Common Stock	212,301
	WERNER ENTERPRISES INC	Common Stock	13,028
*	WESCO INTERNATIONAL INC	Common Stock	16,605
	WESTAR ENERGY INC	Common Stock	12,959
	WESTERN REFINING INC	Common Stock	18,988
	WESTERN UNION CO	Common Stock	7,875
	WEYERHAEUSER CO	Common Stock	17,822
	WGL HOLDINGS INC	Common Stock	10,635
	WHIRLPOOL CORP	Common Stock	30,330
	WHITE MTNS INS GROUP LTD COM	Common Stock	2,366
	WHITNEY HOLDING CORP	Common Stock	13,019
	WHOLE FOODS MARKET INC	Common Stock	7,755
	WILLIAMS COS INC	Common Stock	30,467
	WILLIAMS-SONOMA INC	Common Stock	16,385

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2010	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WILLIS GROUP HOLDINGS PLC	Common Stock	6,745
	WILMINGTON TRUST CORP	Common Stock	2,602
	WINDSTREAM CORP	Common Stock	8,392
	WINN-DIXIE STORES INC	Common Stock	5,308
	WISCONSIN ENERGY CORP	Common Stock	9,357
	WORLD FUEL SERVICES CORP	Common Stock	16,900
	WORLD WRESTLING ENTERTAIN-A	Common Stock	4,506
	WR BERKLEY CORP	Common Stock	12,847
	WR GRACE & CO	Common Stock	8,284
	WRIGHT EXPRESS CORP	Common Stock	13,470
	WYNDHAM WORLDWIDE CORP	Common Stock	12,050
	WYNN RESORTS LTD	Common Stock	4,310
	XCEL ENERGY INC	Common Stock	40,608
	XEROX CORP	Common Stock	25,564
	XILINX INC	Common Stock	8,903
	XL GROUP PLC	Common Stock	24,233
	XYRATEX LTD	Common Stock	2,285
	YUM! BRANDS INC	Common Stock	23,659
	ZIMMER HOLDINGS INC	Common Stock	1,997
	ZIONS BANCORPORATION	Common Stock	13,555

	RAFI Enhanced Large Company
	Fund Total		23,152,545

*	Participant Loans	4.25%-10.5% with maturity dates through 2015	11,111,960

	Participant Loans Total		11,111,960

			$398,046,027

WESCO Distribution, Inc.
Retirement Savings Plan
Consent of Independent Registered Public Accounting Firm
December 29, 2010 and 2009
EXHIBITS
     The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23.1	Consent of Alpern Rosenthal (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc. Retirement Savings Plan
Date: June 27, 2011	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan Investment and Administrative Committees